UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 9)1

Telephone and Data Systems, Inc.
(Name of Issuer)

Common Shares ($0.01 par value)
(Title of Class of Securities)

879433829
(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000 30 North LaSalle Street, Chicago, Illinois 60602 (312) 630-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 8 Pages)

__________________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879433829

1		NAME OF REPORTING PERSONS The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30, 1989
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 13,511,802 shares - includes (i) 7,210,785 Series A Common Shares that have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and (ii) 6,301,017 Common Shares. All of the Shares are held by the reporting persons as trustees of a Voting Trust.
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER Same as 8 above.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8 above.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)[2] — Reporting persons may be deemed to hold approximately 95.7% of the outstanding Series A Common Shares of the Issuer and approximately 6.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 12.0% of the Issuer’s outstanding classes of capital stock and approximately 56.8% of the voting power on an aggregate basis.

14		TYPE OF REPORTING PERSON* OO

_________________________

2For all purposes in this Schedule 13D/A, the share amounts and percentages are based on 105,497,679 Common Shares and 7,538,616 Series A Common Shares issued and outstanding as of April 30, 2024.

This Amendment No. 9 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989. This Schedule 13D reports the ownership of Common Shares, par value $0.01 per share (“Common Shares”), and Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible on a share-for-share basis into Common Shares, of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).

Item 1. Security and Issuer.

This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 30 North LaSalle, Suite 4000, Chicago, Illinois 60602.

Item 2. Identity and Background.

This Amendment No. 9 to Schedule 13D is being filed by the trustees (the “Trustees”) of the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust. The Voting Trust is organized under Delaware law. The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.

Trustees. The information required under paragraphs (a) — (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d) During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Trustees are not acquiring additional Common Shares that trigger the filing of this Amendment No. 9 to Schedule 13D. This Amendment No. 9 to Schedule 13D was triggered by a modification of the Trustees’ intent and not by an acquisition of additional securities. The information in Item 4 below is incorporated by reference herein.

Item 4. Purpose of Transaction.

This Item 4 is being updated by the following information.

On May 24, 2024, the Issuer and its majority-owned subsidiary, United States Cellular Corporation (“UScellular”) entered into a securities purchase agreement, pursuant to which, among other things, UScellular has agreed to sell its wireless operations and select spectrum assets to T-Mobile US, Inc. for approximately $4.4 billion in cash and the assumption of certain debt, subject to certain potential adjustments (the “Securities Purchase Agreement”), as further described in Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2024. Such Form 8-K also provides additional information regarding the Securities Purchase Agreement, as well as certain other ancillary agreements.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

The Issuer and the Trustees have jointly filed an amendment to Schedule 13D relating to the securities of UScellular owned by the Issuer and the Trustees. Such amendment is not incorporated herein by reference.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Trustees intend to maintain the ability to keep or dispose of the voting control of the Issuer. If and to the extent that UScellular remains a publicly-traded company, the Trustees intend that TDS maintain the ability to keep or dispose of the voting control of UScellular.

The Trustees also retain the right to change their intent, to acquire additional securities from time to time or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and/or applicable law.

Item 5. Interest in Securities of the Issuer.

(a) As of the end of the trading day on May 24, 2024, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,301,017 Common Shares, and 7,210,785 Series A Common Shares held by the Voting Trust that are convertible into 7,210,785 Common Shares. See Appendix B for additional Common Shares beneficially owned by each of the Trustees.

(b) The following information is provided with respect to the shares held by the Voting Trust. See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i) Sole Power to Vote or Direct the Vote:
None.

(ii) Shared Power to Vote or Direct the Vote:
The Voting Trust is the direct beneficial owner of Common Shares and Series A Common Shares that are convertible on a share-for-share basis into Common Shares. The Voting Trust may be deemed to hold approximately 95.7% of the outstanding Series A Common Shares of the Issuer and approximately 6.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 12.0% of the Issuer’s outstanding classes of capital stock and approximately 56.8% of the voting power on an aggregate basis.

The holders of Common Shares are entitled to elect four of the current eleven directors of the Issuer. The Trustees hold 6.0% of the voting power in the election of such four directors. In addition, the holders of Common Shares have votes per share that float in matters other than the election of directors. The Common Shares held by the Voting Trust represent approximately 2.6% of the combined voting power in matters other than the election of directors.

The holders of Series A Common Shares are entitled to elect seven of the current eleven directors of the Issuer. The reporting persons hold 95.7% of the voting power in the election of such seven directors. The Series A Common Shares also have ten votes per share in matters other than the election of directors. The Series A Common Shares held by the Voting Trust represent approximately 54.2% of the total combined voting power in matters other than the election of directors.

As a result of the foregoing, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:
None.

(iv) Shared Power to Dispose or Direct the Disposition:
The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c) Except as disclosed below, no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.

(i)Transactions as a result of participation in TDS’ Series A Common Share Automatic Dividend Reinvestment Plan (under which the Voting Trust acquired 19,710 Series A Common Shares and 15,986 Common Shares at a per share price equal to $15.01 during the past 60 days).
(ii)On May 17, 2024, LeRoy T. Carlson, Jr. received 90,872 Common Shares as a result of 163,146 Restricted Stock Units vesting and 72,274 Common Shares being withheld to pay taxes based on a per share price of $20.80.
(iii)On May 19, 2024, LeRoy T. Carlson, Jr. received 79,428 Common Shares as a result 136,827 Restricted Stock Units vesting and 57,399 Common Shares being withheld to pay taxes based on a per share price of $20.80.
(iv)On May 22, 2024, Walter C. D. Carlson received 6,320 Common Shares pursuant to TDS’ Amended and Restated Compensation Plan for Non-Employee Directors.
(v)On May 22, 2024, Letitia G. Carlson, M.D. received 6,320 Common Shares pursuant to TDS’ Amended and Restated Compensation Plan for Non-Employee Directors.
(vi)On May 22, 2024, Prudence E. Carlson received 6,320 Common Shares pursuant to TDS’ Amended and Restated Compensation Plan for Non-Employee Directors.

(d) Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, except to the extent necessary to pay Voting Trust expenses, all cash dividends are distributed to the beneficiaries of the Voting Trust. The Trustees do not have the power to sell any Common Shares or Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust was created to facilitate long-standing relationships among the trust’s certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares and Common Shares held in the trust.

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

(a) Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference from Amendment No. 3 to this Schedule 13D dated May 2, 2005.

(b) Securities Purchase Agreement by and among TDS, UScellular, USCC Wireless Holdings, LLC and T-Mobile US, Inc., dated May 24, 2024 (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2024).

JOINT FILING AGREEMENT
The undersigned hereby agree and consent, pursuant to Rule 13d-1(k), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2024	TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED AS OF JUNE 30, 1989

/s/ Walter C. D. Carlson
Walter C. D. Carlson

/s/ Letitia G. Carlson, M.D.
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

APPENDIX A

Trustees of the Voting Trust
(I)	(a)	Name:
Walter C. D. Carlson
	(b)	Business Address:
Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603
	(c)	Present Principal Occupation or Employment:
Senior Counsel of the law firm of Sidley Austin LLP (see above for address)
	(f)	Citizenship:
United States
(II)	(a)	Name:
LeRoy T. Carlson, Jr.
	(b)	Business Address:
Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment:
President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)
	(f)	Citizenship:
United States
(III)	(a)	Name:
Letitia G. Carlson, M.D.
	(b)	Business Address:
Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment:
Physician and Clinical Professor at George Washington University Medical Faculty (see above for address)
	(f)	Citizenship:
United States
(IV)	(a)	Name:
Prudence E. Carlson
	(b)	Business Address:
Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment:
Private Investor (see above for address)
	(f)	Citizenship:
United States

APPENDIX B

Name	Number of Common Shares Beneficially Owned As of May 24, 2024	Percent of Class of Common Shares
LeRoy T. Carlson, Jr.	1,558,989 (1)	1.3%
Walter C. D. Carlson	245,716 (2)	*
Letitia G. Carlson, M.D.	216,222 (3)	*
Prudence E. Carlson	535,704 (4)	*
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*Less than 1% of class. All of such ownership involves sole power to vote or dispose of unless otherwise indicated below.

(1) Includes (A) 563,034 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 18,065 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 471,812 Common Shares held outside of the Voting Trust, (D) 23,262 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 62,166 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days. Also includes 297 Common Shares that may be acquired upon conversion of Series A Common Shares and 105,521 Common Shares held by Mr. Carlson’s wife outside of the Voting Trust. Also includes 24,131 Common Shares that may be acquired upon conversion of Series A common Shares and 290,701 Common shares held outside Voting Trust by family members or trusts. Does not include (i) 1,375,151 Series A Common Shares and 1,259,984 Common Shares held in the TDS Voting Trust for the benefit of LeRoy T. Carlson, Jr., his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 43,251 Series A Shares and 99,427 Common Shares, respectively, are held for the benefit of LeRoy T. Carlson, Jr. (ii) 756,032 Series A Common Shares and 693,497 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which LeRoy T. Carlson, Jr. is a general partner. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2) Includes 28,590 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 217,126 Common Shares held outside of the Voting Trust. Does not include (i) 1,686,911 Series A Common Shares and 1,394,784 Common Shares held in the TDS Voting Trust for the benefit of Walter C.D. Carlson, his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 165,150 Series A Common Shares and 401,725 Common Shares, respectively, are held for the benefit of Walter C.D. Carlson, or (ii) 756,032 Series A Common Shares and 693,497 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Walter C.D. Carlson is a general partner. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3) Includes 28,261 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 187,961 Common Shares held outside of the Voting Trust. Does not include (i) 1,343,502 Series A Common Shares and 1,226,337 Common Shares held in the TDS Voting Trust for the benefit of Letitia G. Carlson, M.D., her spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 900,540 Series A Common Shares and 95,060 Common Shares are held for the benefit of Letitia G. Carlson, M.D., or (ii) 756,032 Series A Common Shares and 693,497 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Letitia G. Carlson, M.D. is a general partner. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4) Includes 117,886 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 317,817 Common Shares held outside of the Voting Trust. Also includes 100,000 Common Shares that may be acquired upon conversion of Series A Common Shares by Prudence E. Carlson’s spouse. Does not include (i) 1,194,115 Series A Common Shares and 940,274 Common Shares held in the TDS Voting Trust for the benefit of Prudence E. Carlson, her spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 38,682 Series A Common Shares and 55,796 Common Shares are held for the benefit of Prudence E. Carlson, or (ii) 756,032 Series A Common Shares and 693,497 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Prudence E. Carlson is a general partner. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.